Exhibit (d) viii

Waiver Of Specified Premium Rider

This rider provides a benefit if the Insured becomes totally disabled. We discuss this rider, and the rules that apply to it, in the provisions that follow. This rider has no surrender or loan value.

Rider Part Of The Policy	This rider is made a part of this policy as of its Rider Issue Date, in return for the application for this rider and the payment of monthly rider charges. The Rider Issue Date is shown in the Policy Specifications for this rider. Monthly rider charges are discussed later in this rider. All the provisions of this policy apply to this rider, except for those that are inconsistent with this rider. This rider is in force from the later of the day the policy becomes in force, and the Rider Issue Date.

Rider Benefit	This rider provides a benefit if the Insured becomes totally disabled. We will credit to the Account Value the greater of:

•	The Specified Monthly Premium shown in the Policy Specifications for this rider; or

•	The monthly charges for the policy.

This benefit will be treated as a net premium subject to the terms of the policy.

This benefit will be provided after the Insured has been totally disabled for four continuous months or longer and all conditions of this rider are met. Subject to the other provisions of this rider, the Monthly Charge Dates for which this benefit will be provided are:

•	Any Monthly Charge Date (except the Rider Date) during the first four continuous months of the Insured’s total disability; and

•	Any Monthly Charge Date thereafter during the continuance of total disability but before the Insured’s Attained Age 65.

If total disability begins before Attained Age 60 and continues to Attained Age 65 the rider benefit after Attained Age 65 will be the monthly charges for this policy.

Monthly charges will continue to be deducted on each Monthly Charge Date until a claim has been approved. For any of these Monthly Charge Dates that have already passed at the time a claim is approved, the Account Value of this policy will be credited to reflect provision of these monthly benefits. We will not return any premiums paid. The Rider Date is shown in the Policy Specifications for this rider.

If total disability begins during the grace period, an additional amount of premium may be required to prevent this policy from terminating (see the Grace Period And Termination provision of this policy) prior to the approval of a claim.

While benefits under this rider are being provided, this policy will continue in force subject to the terms of this policy and the investment performance of the Separate Account included as part of the Account Value.

If there is any policy debt while the Insured is totally disabled, the allowance of benefits under this rider does not guarantee that this policy will continue in force.

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Exhibit (d) viii

When Benefits End	The benefits under this rider will end when any of the following occurs:

•	The Insured is no longer totally disabled; or

•	Satisfactory proof of continued total disability is not given to us as required; or

•	The Insured refuses or fails to have an examination we require; or

•	The day before the Insured’s Attained Age becomes 65 if total disability began when the Insured’s Attained Age was 60 or older.

Exclusions	This rider does not provide any benefit for:

•	Any Monthly Charge Date before the Insured’s Attained Age 5; or

•	Total disability directly caused by any willfully and intentionally self-inflicted injury; or

•

Total disability caused by war while the Insured is in the military forces of any country at war or in any civilian noncombatant unit serving with those forces. “War” includes undeclared war and any act of war. “Country” includes any international organization or group of countries.

Limitation On Right To Increase Face Amount	Each increase in the Face Amount of the policy may cause an increase in the benefit amount for this rider. In certain cases, however, benefits under this rider cannot be increased. In those cases, we have the right to refuse an increase in the Face Amount. Those cases are:

•	The rider benefits after the increase would exceed our published limits for such benefits;

•	The Insured does not meet our underwriting requirements for the additional rider benefits; and

•	A higher rating would apply to the additional rider benefits than to the existing benefits.

This limitation does not apply to any increase under the policy not requiring evidence of insurability.

Total Disability	Total disability is the incapacity of the Insured that:

•	Is caused by sickness or injury; and

•	Requires the Insured to be under a doctor’s care; and

•	Begins while this rider is in force; and

•	For the first 60 months of any period of total disability, prevents the Insured from performing the substantial and material duties of the Insured’s occupation; and

•	After total disability has continued for 60 months, prevents the Insured from engaging in any occupation the Insured is or may become qualified to perform.

For the first 60 months of any period of total disability, the Insured’s occupation is the Insured’s usual work, employment, business, or profession at the time total disability began. After total disability has continued for 60 months, any occupation the Insured is or may become qualified to perform means any work, employment, business, or profession the Insured is reasonably qualified to do based on education, training, or experience. Until the Insured reaches an age at which formal education may be legally ended, occupation means attendance at school.

Example:	You are a full-time surgeon. You receive an injury to your hands that prevents you from performing surgery, but you can carry on a general medical practice. For the first 60 months, your occupation is surgeon. After that time, your occupation will be any that you are reasonably qualified to do based on your education, training, or experience. Since you can carry on a general medical practice, we would no longer consider you to be totally disabled.

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Exhibit (d) viii

For some conditions, we consider the Insured to be totally disabled even if the Insured is able to work. These conditions are the total loss of sight of both eyes, or the total loss of use of both hands, or both feet, or one hand and one foot. Any of these will be total disability as long as the loss continues.

Recurrent Disabilities	Periods of recurrent disability may not be used to satisfy the requirements of the initial four continuous month waiting period. After the initial four continuous month waiting period has been satisfied a period of total disability following an earlier period of total disability that was due to the same, or a related, condition may be considered to be a continuation of the earlier period. This depends on how much time passed from the end of the earlier period to the beginning of the current one. If less than six months have passed, we will consider it to be a continuation of the earlier period. If six months or more have passed, we will consider it to be a new period of disability.

Example:	You were totally disabled for 10 months because of a severe knee injury. Two weeks after you recover, your knee fails and you are totally disabled again. We consider this to be a continuation of the earlier period of total disability.

Notice Of Claim	Notice of claim means written notice that the Insured is totally disabled and that a claim may be made under this rider. We require that this notice identify the Insured. Notice given by or for the Owner shall be notice of claim.

However, there are two time limits for giving notice of claim. First, no benefit will be considered unless notice is given to us while the Insured is living and during the continuance of total disability. Second, if notice is given more than one policy year from the Monthly Charge Date on which charges would have first been waived due to the Insured’s total disability, we will only provide a benefit for the twelve Monthly Charge Dates that immediately precede the date notice is given to us. However, there is an exception to each of these time limits. If it was not reasonably possible to give us notice of claim while the Insured was living and within the same time limits, the delay will not reduce the benefit if notice is given as soon as reasonably possible.

Proof Of Claim	Before any benefit is allowed, proof of claim must be given to us at our Home Office or Administrative Office. Proof may be given by or for the Owner. Proof of claim includes written proof, satisfactory to us, from a licensed medical practitioner, other than the Insured or an Insured’s family member that:

•	The Insured is totally disabled; and

•	Total disability began while this rider was in force; and

•	Total disability began before the Insured’s Attained Age 65; and

•	Total disability has continued for four continuous months.

We have forms that are to be used to make a claim. They will be sent promptly upon request. As part of the proof of claim, we have the right to require an examination of the Insured at our expense by a physician chosen by us.

When Proof Of Claim Must Be Furnished	Proof of claim must be received at our Home Office or Administrative Office within one year after the notice of claim was given to us. However, if it was not reasonably possible to give us proof of claim on time, the delay will not reduce the benefit if proof is given as soon as reasonably possible.

Proof Of Continued Disability	During the first 24 months after proof of claim is received, we may require satisfactory proof of continued disability not more than once every 30 days. After 24 months, we may require proof not more than once a year. As part of this proof, we have the right to require an examination of the Insured at our expense by a physician chosen by us.

Proof of continued disability will not be required once the Insured has become Attained Age 65 if total disability began before the Insured was Attained Age 60.

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Exhibit (d) viii

Rider Charges	While this rider is in force, the rider charge is the greater of:

•	The Waiver Charge Rate for the Insured’s Attained Age multiplied by the sum of the policy monthly charges for the month excluding the rider charge for this rider; or

•	The Specified Monthly Premium for that month multiplied by the Specified Benefit Charge Rate for the Insured’s attained age.

The Waiver Charge Rates and the Specified Benefit Charge Rates are shown in the Policy Specifications for this rider.

Rider Premium Expense Factor	The Rider Premium Expense Factor is shown in the Policy Specifications for this rider. It is used to determine the premium expense charge and the net premium. See the Net Premium provision in Part 2 of the policy.

While this rider is in force, premium payments made on this policy will be allocated to each segment of the policy Face Amount and to any benefit rider this policy has, including this rider. This allocation will be made on a pro rata basis using the Premium Expense Factor for each segment of the policy Face Amount, the Rider Premium Expense Factor for each rider, and the Rider Premium Expense Factors for any increases in each rider.

Contestability	We can bring legal action to contest the validity of this rider for any material misrepresentation of a fact made in the application for this rider. However, we cannot, in the absence of fraud, contest the validity of this rider after it has been in force during the lifetime of the Insured and without the occurrence of total disability for two years after its Rider Issue Date. The Rider Issue Date is shown in the Policy Specifications for this rider.

Termination Of This Rider	While monthly charges for this rider are being deducted from the Account Value of this policy, this rider will continue in force to, but not including, the Policy Anniversary Date on which the Insured’s Attained Age is 65. This rider will terminate before that Date if this policy terminates for any reason. However, any benefits under this rider for which the Insured qualified before termination may be claimed after termination as specified in the Notice Of Claim provision.

Cancellation Of This Rider	This rider may be cancelled by the Owner’s Written Request. Such cancellation will take effect on the policy Monthly Charge Date that is on, or precedes, the date we receive the Written Request.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

[ /s/ Stuart Reese ]	[ /s/ Stephen R. Kuhn ]
PRESIDENT	SECRETARY

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Exhibit (d) viii

POLICY SPECIFICATIONS

WAIVER OF SPECIFIED PREMIUM RIDER

POLICY NUMBER:	[123456789]
INSURED:	[JOHN A. DOE]
RIDER ISSUE AGE AND GENDER:	[35] [ MALE]
RIDER DATE:	[JANUARY 1, 2008]
RIDER ISSUE DATE:	[JANUARY 1, 2008]
DISABILITY BENEFIT CLASS:	[NONTOBACCO]
RIDER PREMIUM EXPENSE FACTOR:	[480.00]
SPECIFIED MONTHLY PREMIUM:	[$400.00]

MONTHLY RIDER CHARGE RATES

WAIVER CHARGE RATES

ATTAINED AGE	WAIVER CHARGE RATE	ATTAINED AGE	WAIVER CHARGE RATE	ATTAINED AGE	WAIVER CHARGE RATE
[35	0.063	45	0.069	55	0.173
36	0.063	46	0.072	56	0.197
37	0.063	47	0.076	57	0.223
38	0.063	48	0.080	58	0.250
39	0.063	49	0.086	59	0.198
40	0.063	50	0.095	60	0.176
41	0.063	51	0.105	61	0.113
42	0.064	52	0.118	62	0.063
43	0.065	53	0.132	63	0.025
44	0.067	54	0.151	64	0.013]

Exhibit (d) viii

WAIVER OF SPECIFIED PREMIUM RIDER continued

SPECIFIED BENEFIT CHARGE RATES

ATTAINED AGE	SPECIFIED BENEFIT CHARGE RATE	ATTAINED AGE	SPECIFIED BENEFIT CHARGE RATE	ATTAINED AGE	SPECIFIED BENEFIT CHARGE RATE
[35	0.0176	45	0.0239	55	0.0378
36	0.0176	46	0.0252	56	0.0378
37	0.0176	47	0.0265	57	0.0378
38	0.0176	48	0.0290	58	0.0378
39	0.0176	49	0.0302	59	0.0378
40	0.0176	50	0.0315	60	0.0378
41	0.0176	51	0.0328	61	0.0378
42	0.0202	52	0.0353	62	0.0378
43	0.0214	53	0.0365	63	0.0250
44	0.0227	54	0.0378	64	0.0130]